[redacted]

SEC 13026465 ISSION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC - 2013
DIVISION OF TRADING & MARKETS

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SEC FILE NUMBER
8- 2399

ANNUAL ~~AUDITED~~ REPORT FORM X-17A-5 ~~PART III~~

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/12 AND ENDING 9/30/13
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D. A. Davidson & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss-Adams LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14/14

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FRIM

To the Board of Directors
D.A. Davidson & Co.

We have audited the accompanying statements of financial condition of D.A. Davidson & Co. (the Company, a wholly-owned subsidiary of Davidson Companies) as of September 30, 2013 and 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial condition referred to above present fairly, in all material respects, the financial position of D.A. Davidson & Co. as of September 30, 2013 and 2012 in conformity with accounting principles generally accepted in the United States of America.

Moss Adams LLP

Seattle, Washington
November 27, 2013

D.A. DAVIDSON & CO.

Statements of Financial Condition

September 30, 2013 and 2012

Assets		2013	2012
Cash and cash equivalents	$	41,127,766	54,624,420
Securities purchased under agreements to resell		17,502,612	4,275,871
Receivables:			
Customers, net		100,265,682	109,600,502
Brokers, dealers and clearing organizations		31,784,878	1,293,653
Related parties		34,938,359	134,991
Other		10,455,499	12,081,855
Securities owned		53,547,252	67,437,324
Equipment and leasehold improvements (less accumulated depreciation and amortization of $31,018,801 in 2013 and $27,390,932 in 2012)		14,190,445	9,311,312
Notes receivable, net		24,984,759	27,283,622
Goodwill and intangible asset, net		2,640,727	3,161,714
Deferred tax asset, net		9,881,706	8,963,664
Other assets		12,471,512	7,571,587
Total assets	$	353,791,197	305,740,515

Liabilities and Shareholder's Equity		2013	2012
Liabilities:			
Checks in advance of deposits	$	8,216,382	8,933,108
Payables:			
Customers		74,311,187	49,544,076
Brokers, dealers and clearing organizations		4,996,664	30,260,550
Related parties		1,871,895	609,185
Securities sold, not yet purchased		33,562,598	4,573,355
Income taxes payable		942,720	1,492,253
Accrued employee compensation		37,402,083	35,800,891
Other payables and accrued liabilities		19,434,741	12,994,282
Total liabilities		180,738,270	144,207,700
Commitments and contingencies			
Shareholder's equity:			
Common stock ($.10 par value. Authorized 3,000,000 shares; 1,000 shares issued and outstanding)		100	100
Additional paid-in capital		38,904,484	33,943,627
Retained earnings		134,148,343	127,589,088
Total shareholder's equity		173,052,927	161,532,815
Total liabilities and shareholder's equity	$	353,791,197	305,740,515

See accompanying notes to the financial statements.

(1) Summary of Significant Accounting Policies

Organization

D.A. Davidson & Co. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. The Company is a Montana corporation that is a wholly-owned subsidiary of Davidson Companies (the Parent). The Company's activities as a securities broker-dealer comprise several classes of services, including principal transactions, agency transactions, investment banking and investment advisory services. These services are provided to its customers throughout the nation from its offices primarily located in the Pacific Northwest and Rocky Mountain regions.

The Company follows accounting standards set by the Financial Accounting Standards Board, commonly referred to as the "FASB". The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of financial condition, results of operations, and cash flows. References to GAAP issued by the FASB in these footnotes are to the *FASB Accounting Standards Codification,* sometimes referred to as the Codification or ASC.

(a) Revenue Recognition

Revenues from customer securities transactions are reported on a trade date basis. Proprietary securities transactions are reported on a trade date basis and the related gains or losses are recorded in trading revenue. Amounts receivable and payable for proprietary securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Marketable securities and securities not readily marketable are valued at fair value with the related gains and losses recorded in trading revenue. Investment banking revenues include management fees earned from securities offerings in which the Company acts as an underwriter or agent and fees earned from providing financial advisory services. Investment banking management fees and sales commissions are recorded on the offering date, and underwriting fees are recognized at the time the underwriting is completed and the gain or loss is readily determinable. Advisory and administrative fees are recorded as earned, with billed but not paid amounts reflected as accounts receivable and amounts received but not earned reflected as deferred fee income. Investment company administrative 12b-1 fees are recorded when received.

(b) Securities Lending Activities

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives cash in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

(c) Securities Purchased Under Agreements to Resell

Securities purchased under agreements to resell are financing transactions collateralized by negotiable securities and are carried at contractual amounts plus accrued interest. The Company's policy is to obtain possession of the collateral with a market value equal to or in excess of the principal amount loaned. The Company monitors daily the market value of the securities acquired as compared to the amounts due and may require counterparties to deposit additional collateral, or may return collateral to counterparties, when necessary.

(d) Securities

Securities at September 30, 2013 and 2012 consist of bonds, stocks and other investments. The Company classifies its investments as trading securities. Securities are bought and held principally as inventory for the purpose of sales in the near term. Securities are recorded at fair value with realized and unrealized gains and losses included in trading revenue.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation techniques used are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs create the following hierarchy:

- Level 1 securities include inputs based on quoted prices in active markets for identical securities, which provides the most reliable fair value measurement. This category generally includes actively traded equity securities, mutual funds and US government obligations.

- Level 2 securities include inputs other than quoted prices in active markets, which are either directly or indirectly observable as of the measurement date. These observable inputs include quoted prices for similar securities, and bond pricing models based on interest rates, credit risk, and remaining maturity for similar securities. This category generally includes corporate bonds, municipal bonds and government agency mortgage backed bonds.

- Level 3 securities do not have observable pricing for all significant inputs as of the measurement date. These securities are valued based on management's best estimate of fair value, which may include significant judgment or estimation. Factors that may be considered in the valuation estimate include the cost, terms and liquidity of the security, the financial condition and operating results of the issuer, market indications or prices of the securities or similar securities, pricing models based on estimated cash flows and yields, the values established in the financial statements of limited partnership investments, and other factors generally applicable to the valuation of securities. This category includes certain sanitation improvement district obligations, auction rate preferred securities and limited partnership investments owned by the Company.

See footnote 4 for further information regarding Securities Owned and Sold, Not Yet Purchased.

(e) Income Taxes

The Company and its sister corporations are included in the consolidated U.S. federal and various combined state income tax returns filed by the Parent. The Company is no longer subject to U.S. federal, state, and local income tax examinations by authorities for fiscal years ending on and prior to September 30, 2005. Federal income taxes are calculated as if the companies filed on a separate return basis. Amounts are included in related parties receivables and payables for income tax payments made by the Company on behalf of the Parent and sister corporations. As of September 30, 2013 and 2012, receivables were $777,467 and $990,020, respectively, and payables were $477,327 and $432,183, respectively.

The Company accounts for income taxes in accordance with the *Income Taxes* topic of FASB ASC. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. When applicable, a valuation allowance is established to reduce any deferred tax asset when it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized.

The Company records uncertain tax positions when the effect of the outcome is considered more likely than not and reasonably estimable. As of September 30, 2013, the Company has not made any accruals for uncertain tax positions.

(f) ***Cash Equivalents***

Cash equivalents consist primarily of money market funds which invest in United States Treasury bills, notes and commercial paper with original maturities of 90 days or less and amounted to $23,000,000 and $39,000,000 at September 30, 2013 and 2012, respectively. The Company has cash deposit accounts with financial institutions in which the balances may exceed the Federal Deposit Insurance Corporation (FDIC) insured limit. The Company has not experienced any losses in such accounts and management believes it is not exposed to any significant risk.

(g) ***Receivables from and Payables to Customers***

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables.

(h) ***Equipment and Leasehold Improvements***

Equipment and leasehold improvements are recorded at cost. Depreciation is provided on a straight-line or accelerated basis using estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Estimated useful lives range from 2 to 10 years.

(i) ***Goodwill and Intangible Assets***

Goodwill represents the excess of consideration given over fair value of net assets of businesses acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values. As of September 30, 2013 and 2012, the balance of goodwill was $2,395,337.

The Company is required to identify the related reporting unit that pertains to any goodwill balance and to test goodwill for impairment by comparing the fair value of the reporting unit to the carrying amount of the reporting unit. The Company has identified its related reporting unit as its equity capital markets business and has allocated goodwill accordingly. The Company estimated the fair value of the reporting unit and determined that the unit's fair value exceeds its carrying value, and consequently, no impairment was evident at September 30, 2013 and 2012.

In connection with the March 2009 acquisition of the assets and operations of Ruan Securities, the Company recorded an intangible asset of $1,348,060 identifiable with the Ruan customer base, which is being amortized over the estimated useful life of seven years. In connection with the December 2011 acquisition of the operation of Silver Steep Partners, LLC, the Company recorded an intangible asset of $1,200,000 identifiable with the Silver Steep customer base, which is being amortized over the estimated useful life of three years. The balance of these intangible assets was $245,390 and $766,377 as of September 30, 2013 and 2012, respectively.

(j) Allowance for Doubtful and Impaired Receivables

The Company provides an allowance for losses on doubtful and impaired customer accounts and notes receivable based on management's evaluation of existing accounts outstanding and historical experience related to such activity. A receivable is considered impaired when, based upon current information and events, it is probable that the Company will be unable to collect, on a timely basis, all principal and interest according to the contractual terms of the receivable's original agreement. When a specific receivable is determined to be doubtful or impaired, the allowance for receivables is increased through a charge to expense for the amount of the estimated loss or impairment.

The Company's investment in impaired customer accounts and notes receivable (for which there is no related allowance for credit losses) totaled $557,500 and $577,500 at September 30, 2013 and 2012, respectively. Allowances for estimated losses and impairment on customer accounts and notes receivable totaled $197,184 and $41,184 at September 30, 2013 and 2012, respectively.

(k) Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. The Company considers its more significant estimates to include the accrual for legal claims, reserves for claims under the Company's self-insured employee medical plan, the valuation of Level 3 securities, and allowances for doubtful and impaired receivables.

(l) Stock-Based Compensation

The Parent's stock option plan provides for the granting of Parent common stock options to officers, key employees and directors of the Company. The Company accounts for its share-based compensation in accordance with the *Stock Compensation* topic of FASB ASC, which requires recognition of expense related to the fair value of share-based compensation.

Compensation cost recognized for the years ended September 30, 2013 and 2012 includes compensation cost for all share-based compensation granted subsequent to October 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of the *Stock Compensation* topic, recognized using the straight-line attribution method.

(m) Long-Lived Assets

The Company's long-lived assets, such as property, plant and equipment, and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. The Company did not record any impairment charges during the years ended September 30, 2013 and 2012 as there were no long-lived assets that were considered impaired.

(n) Advertising

The Company expenses its advertising costs as incurred.

(o) Notes Receivable

Notes receivable consist of unsecured loans to Company employees. These notes earn interest at rates consistent with market rates at the time of issuance and are repaid over a term of three to ten years. Repayment is generally made with the employees' bonus compensation.

(p) Recent Accounting Pronouncements

The Company did not adopt any new accounting pronouncements that would impact the Company's financial position, results of operations, or cash flows as of and for the years ended September 30, 2013 and 2012.

(q) Subsequent Events

The Company has evaluated events subsequent to September 30, 2013 through November 27, 2013, which is the date the financial statements were available to be issued. See footnote 12 for further information regarding subsequent events. No other events were noted that would require disclosure in the footnotes to the financial statements.

(2) Net Capital Requirements

D.A. Davidson & Co. is subject to the Uniform Net Capital Rule (15c3-1) pursuant to the Securities Exchange Act of 1934. The Company has elected to use the alternative method permitted by Rule 15c3-1 which requires that it maintain net capital in excess of the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions as defined in the Formula Reserve Requirements under SEC Rule 15c3-3. At September 30, 2013, the Company's net capital of $51,876,986 was 50.3% of aggregate debit items and net capital exceeded the required capital of $2,061,415 by $49,815,571.

The net capital computation included in the Company's FOCUS report filed with the Financial Industry Authority on October 23, 2013 reported net capital of $47,576,263 which differed from the amount above due to period end adjustments for net income, income tax, and allowable credits adjustments.

(3) Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations consist of the following:

		Receivable	Payable
September 30, 2013:			
Securities failed-to-deliver/receive	$	8,459,903	2,936,093
Unsettled proprietary trades		22,512,231	650,327
Other		812,744	1,410,244
	$	31,784,878	4,996,664
September 30, 2012:			
Securities failed-to-deliver/receive	$	441,923	1,875,015
Unsettled proprietary trades		—	27,589,132
Other		851,730	796,403
	$	1,293,653	30,260,550

(4) Securities Owned and Sold, Not Yet Purchased

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy. See Note 1(d) for a discussion of the Company's fair value measurement accounting policies.

The following tables present information about the Company's assets and liabilities measured at fair value on a recurring basis as of September 30, 2013 and 2012:

		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
September 30, 2013:					
Securities Purchased Under Agreements to Resell					
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	$	—	17,502,612	—	17,502,612
Securities Owned:					
Equity Securities	$	1,885,135	—	—	1,885,135
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies		—	22,390,715	—	22,390,715
Debt securities issued by states of the United States and political subdivisions of the states		—	11,025,034	6,750,576	17,775,610
Corporate debt securities		—	10,531,448	—	10,531,448
Certificates of Deposit		—	349,220	—	349,220
Auction Rate Preferred Securities		—	—	97,500	97,500
Limited Partnerships		—	—	517,624	517,624
	$	1,885,135	44,296,417	7,365,700	53,547,252

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
September 30, 2013:				
Securities Sold, Not Yet Purchased:				
Equity Securities	$ 1,045,167	—	—	1,045,167
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	—	16,194,496	—	16,194,496
Debt securities issued by states of the United States and political subdivisions of the states	—	545,258	—	545,258
Corporate debt securities	—	7,942,819	—	7,942,819
Certificates of Deposit	—	7,834,858	—	7,834,858
	$ 1,045,167	32,517,431	—	33,562,598

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
September 30, 2012:				
Securities Purchased Under Agreements to Resell				
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	$ —	4,275,871	—	4,275,871
Securities Owned:				
Equity Securities	$ 1,450,878	—	—	1,450,878
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	—	18,176,782	—	18,176,782
Debt securities issued by states of the United States and political subdivisions of the states	—	29,189,513	7,322,050	36,511,563
Corporate debt securities	—	9,327,405	—	9,327,405
Certificates of Deposit	—	1,387,729	—	1,387,729
Auction Rate Preferred Securities	—	—	91,500	91,500
Limited Partnerships	—	—	491,467	491,467
	$ 1,450,878	58,081,429	7,905,017	67,437,324

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
September 30, 2012:				
Securities Sold, Not Yet Purchased:				
Equity Securities	$ 211,571	—	—	211,571
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	—	4,277,454	—	4,277,454
Debt securities issued by states of the United States and political subdivisions of the states	—	84,330	—	84,330
	$ 211,571	4,361,784	—	4,573,355

Following is a reconciliation of Level 3 assets for which significant unobservable inputs were used to determine fair value:

	Level 3 Beginning Balance	Purchase of Investments	Sale/ Redemption of Investments	Realized Gain/(Loss)	Change in Unrealized Gain/(Loss)	Level 3 Ending Balance
2013						
Securities Owned:						
Debt securities issued by states of the United States and political subdivisions of the states	$ 7,322,050	4,250,667	(4,822,141)	—	—	6,750,576
Auction rate preferred securities	91,500	—	—	—	6,000	97,500
Limited partnerships	491,467	—	(19,740)	—	45,897	517,624
	$ 7,905,017	4,250,667	(4,841,881)	—	51,897	7,365,700
2012						
Securities Owned:						
Debt securities issued by states of the United States and political subdivisions of the states	$ 6,403,919	8,818,862	(7,718,571)	—	(182,160)	7,322,050
Auction rate preferred securities	541,500	—	(450,000)	—	—	91,500
Limited partnerships	484,924	—	(509)	(3,051)	10,103	491,467
	$ 7,430,343	8,818,862	(8,169,080)	(3,051)	(172,057)	7,905,017

There were no transfers between Levels during the years ended September 30, 2013 and 2012.

The following table summarizes the valuation techniques and significant unobservable inputs used for the Company's investments categorized as level 3 in the fair value hierarchy as of September 30, 2013 and 2012:

Name	Fair Value	Valuation Technique	Unobservable Inputs	Range of Input Values/ (Weighted Avg)
2013				
Sanitation Improvement Districts	$ 6,750,576	Discounted cash flow approach	Repayment terms	7-20 Years
			Discount rates	7.75%
			Estimated housing starts	2-42
			Bond tax levy	0.70%
			Developed lot value	$200,000-$1,300,000
Auction Rate Preferred Securities	$ 97,500	Market indications or prices from private sources	NA	NA
2012				
Sanitation Improvement Districts	$ 7,322,050	Discounted cash flow approach	Repayment terms	3-15 Years
			Discount rates	8.75%
			Estimated housing starts	6-25
			Bond tax levy	0.75%
			Developed lot value	$175,000-$1,300,000
Auction Rate Preferred Securities	$ 91,500	Market indications or prices from private sources	NA	NA

The Company holds investments in limited partnerships which are valued at net asset value. These investments total $517,624 and $491,467 as of September 30, 2013 and 2012, respectively.

(5) Loans Payable to Banks

At September 30, 2013, the Company has a revolving line of credit totaling $50,000,000, secured by certain Company or customer margin assets. This revolving line of credit bears interest at an intra-day federal funds rate plus 0.625% and has a maturity date of March 18, 2014. There were no outstanding borrowings under this line of credit at September 30, 2013.

At September 30, 2012, the Company had two revolving lines of credit, secured by certain Company or customer margin assets totaling $80,000,000, and one revolving line of credit for $10,000,000. There were no outstanding borrowings under these lines of credit at September 30, 2012.

The Company's parent, Davidson Companies, has pledged two-thirds of the Company's outstanding common stock in connection with a $20,000,000 bank credit facility of Davidson Companies. The balance outstanding on that credit facility was $18,250,000 as of September 30, 2013.

(6) Employee Benefit Plans

Employees of the Company participate in the Parent's retirement savings and profit sharing plan and employee stock ownership plan. Each plan is a defined contribution plan covering all employees who have completed a year of service. Participants become 100% vested in the employer contribution account after six years of service. The proportionate cost of the respective plans is borne by the Company through annual contributions in amounts determined by the board of directors of the Parent. Investments of the employee stock ownership plan consist entirely of common stock of the Parent, which is appraised twice annually including as of the end of each plan year by an independent certified business appraiser to determine the current fair market value.

Participants may contribute to the Parent's retirement savings and profit sharing plan under the retirement savings portion of the plan. Contributions are based on a participant's choice of a percentage up to limits established by the plan.

(7) Income Taxes

Differences between the financial statement carrying amounts and the tax bases of assets and liabilities that give rise to significant portions of deferred tax assets and liabilities are as follows:

		2013	2012
Deferred tax assets:			
Employee compensation and benefits	$	8,010,209	7,628,100
Equipment and leasehold improvements, principally difference in depreciation		425,585	256,401
Accrued expenses		2,245,602	1,446,151
State taxes		-	87,756
Other		773,571	586,340
Total deferred tax assets		11,454,967	10,004,748
Deferred tax liabilities:			
Prepaid expenses		1,323,886	1,005,660
State taxes		216,630	-
Other		32,745	35,424
Total deferred tax liabilities		1,573,261	1,041,084
Net deferred tax asset	$	9,881,706	8,963,664

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the existence of, or generation of, taxable income in the periods in which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, taxes paid in carryback years, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and estimates of future taxable income over the periods in which the deferred tax assets are deductible, at September 30, 2013, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

(8) Related Party Transactions

The Parent wholly owns the Company and the Company's four sister corporations: Crowell Weedon & Co., Davidson Investment Advisors, Inc., Davidson Trust Co., and Davidson Fixed Income Management, Inc. Additional related parties consist of significant shareholders of the Parent, directors and principal officers.

In the normal course of business, the Company advances funds to and receives funds from the Parent and sister corporations. These receivables and payables bear interest at broker call rates and consisted of $18,319,941 and $56,860 of receivables and $1,529,500 and $592,429 of payables at September 30, 2013 and 2012, respectively.

Related party receivables include a $15,000,000 subordinated note receivable due from Crowell Weedon & Co. This note, due August 6, 2014, bears interest at 1.5%.

The Company has guaranteed payment of the Los Angeles lease for CW. Future minimum rental payments as of September 30, 2013 total $16,344,695.

The Company rents its Great Falls, Montana office space, at terms which it considers to be fair market value, from a partnership whose partners include the Chairman Emeritus of the Parent and his immediate family.

(9) Stock Based Compensation

The Parent's stock option plan (the Plan) provides for the granting of Parent common stock options to officers, key employees and directors of the Parent and its subsidiaries. All options currently outstanding vest or are earned over periods ranging from one to four years.

Stock option activity for D.A. Davidson & Co.'s portion of the Plan for the years ended September 30, 2013 and 2012 was as follows:

	Options Outstanding			
	Weighted Average Remaining Contractual Life	Number of Shares		Weighted Average Exercise Price
Outstanding at September 30, 2011 (182,240 exercisable)		232,803		18.01
Granted		2,500		18.52
Exercised		(28,535)		17.28
Expired		(114,018)		19.28
Outstanding at September 30, 2012 (76,750 exercisable)		92,750		19.97
Granted		-		-
Exercised		(3,750)		19.06
Expired		(69,500)		19.79
Outstanding at September 30, 2013 (19,500 exercisable)	6 months	19,500	$	20.81
Exercisable at September 30, 2013	6 months	5,875	$	19.91

Proceeds received by the Parent on exercises of stock options were $71,475 and $493,085 for the years ended September 30, 2013 and 2012, respectively. Options issued by the Parent are incentive stock options, which generally do not provide any tax benefit for the Parent or the Company. The Company expects all its outstanding options to vest.

As of September 30, 2013 and 2012, respectively, there was $5,330 and $17,031 of total unrecognized compensation cost related to options granted since October 1, 2008. Those costs are expected to be recognized over the remaining weighted average vesting period of 1.4 (2012 options), and 0.3 (2011 options) years as of September 30, 2013.

The following table summarizes the status and activity regarding share based awards offered by the Company:

	Share-Based Awards	
	Number of Shares	Weighted Average Exercise Price
Outstanding at September 30, 2011	262,976	20.76
Granted	144,080	18.58
Vested	(13,240)	20.21
Forfeited	(19,520)	20.68
Outstanding at September 30, 2012	374,296	19.94
Granted	157,299	20.34
Vested	(60,240)	20.83
Forfeited	(7,922)	19.74
Outstanding at September 30, 2013	463,433	$ 19.97

The Company has compensation agreements with certain employees which provide for the issuance of its Parent's stock in future years, upon satisfaction of vesting requirements. In addition, the Company offers restricted stock grants of the Parent, in which shares of the Parent are issued subject to forfeiture if vesting conditions are not satisfied. There was $5,237,536 and $5,327,617 of total unrecognized compensation related to these share-based awards as of September 30, 2013 and 2012, respectively. Those costs are expected to be recognized over the remaining weighted average vesting period of 3.3 years as of September 30, 2013, and 3.2 years as of September 30, 2012.

The Company also has a non-compensatory employee stock purchase plan which allows employees to purchase stock of the Parent at a discount subject to certain limits specified by the plan.

(10) Off-Balance-Sheet Risk

In the normal course of business, the Company enters into when-issued underwriting and purchase commitments. Transactions relating to such commitments open at September 30, 2013, and subsequently settled, had no material effect on the financial statements.

The Company's normal business activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. A portion of the Company's customer activity includes the sale of securities not yet purchased and the writing of option contracts, substantially all of which are transacted on a margin basis. Customer transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations. The Company seeks to control the risk associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral or to reduce positions when necessary.

(11) Commitments and Contingencies

The Company conducts its operations from leased facilities. The following is a schedule by year of future minimum rental payments required under leases that have remaining non-cancelable lease terms in excess of one year as of September 30, 2013:

	Related Party	Third Party
2014	$ 134,042	7,437,418
2015	-	6,552,840
2016	-	5,789,944
2017	-	5,066,831
2018	-	3,230,407
Thereafter	-	8,124,014
	$ 134,042	36,201,454

The Company has a partially self-insured plan for eligible employee medical and dental expenses. Stop loss insurance is maintained for individual claims in excess of $135,000 for each policy year. In addition, the Company has an aggregate stop loss in place of $7,924,038 at September 30, 2013. The Company is also self-insured for employee short-term disability coverage. The maximum coverage period is fifty weeks. Benefits are subject to certain weekly compensation limits.

The Company is involved in various claims and litigation. In the opinion of management, following consultation with legal counsel, the ultimate liability or disposition thereof is not expected to have a material adverse effect on the financial condition, results of operations or liquidity of the Company.

(12) Subsequent Events

On August 5, 2013, the Parent acquired all of the ownership interests of Crowell, Weedon & Co., a regional broker dealer, through a merger with its subsidiary, West Merger Sub. The merger was financed with a combination of Parent stock and cash borrowed by Parent from its bank line of credit. West Merger Sub then changed its name to Crowell, Weedon & Co. (CW).

As of the acquisition date, CW's total assets at fair value were approximately $100 million and net assets were $28.1 million. Effective November 25, 2013, CW was merged with and into the Company, at no cost to the Company. The merger of CW expands the Company's private client and capital markets businesses into Southern California.

Subsequent to September 30, 2013, the Company extended the lease on its Great Falls, Montana office space, which is leased from a related party, for an additional five years.

On November 7, 2013 the Company's Board of Directors approved a dividend payment to its Parent of approximately $10 million.